[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Direct Line: (212) 859-8468
Fax: (212) 859-4000
andrew.barkan@friedfrank.com

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE STAFF. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO RULE 83 OF THE SECURITIES AND EXCHANGE COMMISSION’S RULES ON INFORMATION AND REQUESTS WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

May 16, 2016

VIA EDGAR AND COURIER

Mara L. Ransom

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             At Home Group Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed April 22, 2016
File No. 333-206772

Dear Ms. Ransom:

This letter sets forth the response of At Home Group Inc. (the “Company”) to the comment letter, dated May 5, 2016, of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Company’s Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-206772) (the “Registration Statement”), filed on April 22, 2016 (“Amendment No. 4”). In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence, with the addition of sub-section numbering.

For reasons of business confidentiality, in a separate letter dated the date hereof, the Company is requesting that certain information not be disclosed in response to any request made under the Freedom of Information Act, 5 U.S.C. §552 or otherwise. Accordingly, pursuant to Rule 83 (17 C.F.R.200.83) adopted under the Freedom of Information Act, and in compliance with the applicable procedures, a complete copy of this letter will be provided only in paper form and not filed electronically as correspondence under the Securities and Exchange Commission’s EDGAR system. The information for which the Company has requested confidential treatment is circled in the letter and in the appendices to the letter submitted to the Staff in paper form and the omitted information is identified by the symbol “[***]” in the copy filed electronically on EDGAR.

Securities and Exchange Commission

May 16, 2016

Financial Statements for the Fiscal Year Ended January 30, 2016

Notes to Consolidated Financial Statements

Nature of Operations and Summary of Significant Accounting

Policies Store Pre-Opening Costs, page F-14

1.              We note you revised your accounting policy for store pre-opening costs. Specifically, your policy previously stated that store pre-opening costs such as occupancy expenses were classified as cost of sales while costs such as advertising and labor expenses were classified as selling, general and administrative expenses. Your policy now indicates that all store pre-opening costs, including occupancy costs, are classified as selling, general and administrative expenses. If you changed your policy, please tell us why your statements of operations do not reflect a reclassification between cost of sales and selling, general and administrative expenses and why you have not clearly disclosed this reclassification. Alternatively, if your previous accounting policy disclosure was incorrect and you classified all store pre-opening costs as selling, general and administrative expenses in prior drafts of your Form S-1, please tell us that.

Response:

The Company confirms to the Staff that its accounting policy has not changed, and that all store pre-opening costs have been included in selling, general and administrative expenses for all periods presented, as reflected in Amendment No. 4 and all prior filings of the Registration Statement.  The Company respectfully advises the Staff that, while preparing the notes to the audited consolidated financial statements for the fiscal year ended January 30, 2016, the Company realized that its summary of the accounting policy for store pre-opening costs included in the notes to the audited consolidated financial statements for previous years had incorrectly described certain store pre-opening costs as having been included in cost of sales. The Company therefore modified its disclosure in Amendment No. 4 to correct this narrative description.

Property and Equipment, page F-17

2.              We note your disclosure on page 99 which states, “Over the past three years, we have invested more than $16 million in IT systems and infrastructure, including investments in merchandising (JDA), POS systems (IBM/Toshiba), distribution center (PKMS) and finance and accounting (SAP) to ensure our systems are robust and scalable.” We also note that your computer hardware and software balance increased to $18.2 at the end of fiscal 2016. Please revise your disclosure here or in Note 1 to disclose your accounting policy for expensing and capitalizing costs related to internal-use software.

Securities and Exchange Commission

May 16, 2016

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that in its next amendment to the Registration Statement it intends to revise the disclosure currently appearing on page F-9 of Amendment No. 4 by adding the following text as the second paragraph of “—Property and Equipment” in Note 1 to the audited consolidated financial statements:

We expense all internal-use software costs incurred in the preliminary project stage.  Certain direct costs incurred at later stages and associated with the development and purchase of internal-use software, including external costs for services and internal payroll costs related to the software project, are capitalized within property and equipment in the accompanying consolidated balance sheets. Capitalized costs are amortized on a straight-line basis over the estimated useful lives of the software, generally between three and five years.  For the fiscal years ended January 25, 2014, January 31, 2015 and January 30, 2016, we capitalized software costs of $0.1 million, $1.2 million and $5.5 million, respectively.  We recognized an immaterial amount of amortization expense related to capitalized software costs during the fiscal year ended January 25, 2014. Amortization expense related to capitalized software costs totaled $0.2 million and $1.0 million during the fiscal years ended January 31, 2015 and January 30, 2016, respectively.

Income Taxes, page F-24

3.              We note you reversed $6.0 million of the valuation allowance on deferred tax assets in fiscal 2016, with an offsetting credit to the provision for income taxes. To assist us in better understanding how you determined this reversal of your valuation allowance was appropriate, please provide us the following information:

a.              You indicate in the last paragraph on page F-25 that for the fiscal year ended January 30, 2016, after excluding the tradename impairment, you continued to have three years of cumulative pre-tax income. Please tell us whether you also excluded the loss on extinguishment of debt when determining you had cumulative pre-tax income. Also tell us in more detail how you determined it was appropriate to exclude any unusual or nonrecurring items included within your book pre-tax income/loss when calculating your cumulative pre-tax income from recent years. We note that in prior periods you did not exclude unusual or nonrecurring items when determining you had a cumulative pre-tax loss.

In its determination of cumulative three-year pre-tax income/loss as of January 30, 2016, the Company only excluded the tradename impairment of $37.5 million recognized during the fiscal year 2014.  No other unusual or nonrecurring items were excluded when determining the Company’s cumulative pre-tax loss. The Company determined it was appropriate to exclude the tradename impairment in evaluating whether it had sufficient evidence of pre-tax income to

Securities and Exchange Commission

May 16, 2016

reverse the valuation allowance because of its unique and nonrecurring nature.  The impairment resulted from the Company’s implementation of a strategic rebranding initiative, which included the discontinuation of the use of the “Garden Ridge” brand and abandonment of the related tradename and the adoption of the “At Home” tradename and brand for all of the Company’s operations.  The rebranding initiative was undertaken to better align the Company’s marketing strategy with its merchandising strategy.  In addition, the impairment was a non-cash charge that did not result from activities related to the Company’s core operations.  The Company did not exclude the $36.0 million loss on extinguishment of debt that occurred in fiscal year 2016 in its calculation of cumulative three-year pre-tax income/loss because this was determined to be part of normal operations, as the Company plans to extinguish its second lien term loan with proceeds from its initial public offering, and it was therefore not considered a nonrecurring item.  The Company respectfully advises the Staff that if the loss on extinguishment of debt had been excluded, cumulative three-year pre-tax income as of January 30, 2016 would have been approximately $44.7 million, as compared to $8.6 million when the loss on extinguishment of debt is included.

As disclosed in Note 9, “Income Taxes”, which appears on page F-25 of Amendment No. 4 for the fiscal year ended January 31, 2015, the Company had determined that it had three years of cumulative pre-tax income, after excluding the impact of the tradename impairment for fiscal year 2014.  However, the Company did not believe that the three years of cumulative pre-tax income in isolation represented sufficient positive evidence that the valuation allowance should be released for fiscal year 2015 given that the Company had been operating under its new tradename for less than a full fiscal year as of the end of fiscal year 2015, which the Company did not believe provided a sufficient basis for evaluating the long-term impact of the rebranding efforts.

b.              You indicate in the last paragraph on page F-25 that as of January 30, 2016, you have completed two years of operations following your rebranding initiative. Please reconcile this statement with your disclosures elsewhere in your filing, including pages 58 and F-7, that you completed your rebranding initiative during the first nine months of fiscal year 2015. It appears that as of January 30, 2016, you have completed 15 months of operations following your rebranding initiative.

As disclosed in Note 1 on page F-11 of Amendment No. 4, the Company committed to its rebranding initiative during the fiscal year ended January 25, 2014, which resulted in the recognition of the $37.5 million impairment of its tradename during that fiscal year.  Rebranding activities were initiated during fiscal year 2014 and completed during the first nine months of the fiscal year ended January 31, 2015. By the end of the second quarter of fiscal year 2015, rebranding activities were completed for 27 of the Garden Ridge branded stores, or approximately 43% of stores operating under the legacy brand, with the rebranding of the remaining 36 stores being completed by the end of the third quarter of fiscal year 2015.  The Company advises the Staff that in the next amendment to the Registration Statement it intends to revise the disclosure currently appearing on page F-25 in Amendment No. 4 by replacing the second paragraph thereof with the following text:

Securities and Exchange Commission

May 16, 2016

For the fiscal year ended January 30, 2016, after excluding the tradename impairment, we determined that we continued to have three years of cumulative pre-tax income. In addition, taxable income (loss) exceeded pre-tax income (loss) for the fiscal year ended January 30, 2016 and for each of the two preceding fiscal years. As of January 30, 2016, we have completed approximately 18 months of operations following our rebranding initiative as well as demonstrated our ability to more accurately forecast the results of our operations.  We concluded that because of this positive evidence, along with taxable income in the prior two fiscal years to absorb loss carrybacks that would be generated by reversing deductible differences in excess of reversing taxable differences, as well as cumulative pre-tax income (exclusive of the tradename impairment) in recent fiscal years, it was more likely than not that our deferred tax assets would be realized in future years.  Accordingly, during fiscal year 2016 we reversed $6.0 million of the valuation allowance on deferred tax assets, with an offsetting credit to the provision for income taxes.

c.               Explain to us in more detail how you concluded you now have the ability to accurately forecast your results of operations.

As of January 30, 2016, the Company had completed three fiscal years in which both net sales and EBITDA, as previously forecast by the Company for purposes of its annual goodwill impairment test in each year, were accurate within one to five percent of actual results for each year, with the sole exception of EBITDA forecasted for fiscal year 2015, which represented a wider range as indicated in Appendix A to this letter. This larger percentage difference between projected and actual EBITDA in fiscal year 2015 resulted from higher store pre-opening costs due to the significant ramp up that occurred in fiscal year 2015 as compared to the Company’s historical store opening experience.  Based on this experience, the Company revised its store pre-opening cost estimates for fiscal year 2016, resulting in an EBITDA forecast within approximately two percent of actual results. Please refer to Appendix A to this letter for further detail.

The Company believes that its improved ability to more accurately prepare the forecasts of financial performance it uses in goodwill impairment testing supports the greater level of certainty required to conclude that the reversal of the valuation allowance in fiscal year 2016 was appropriate.

d.              Provide us with an analysis of your historical taxable income, projected future taxable income by year, and a schedule detailing the amounts and years you expect to realize the benefits from your deferred tax assets.

The Company has generated historical taxable income (loss) in excess of pre-tax income (loss) for each of the last three fiscal years, as exhibited in the following table:

Securities and Exchange Commission

May 16, 2016

Fiscal Year	Pre-tax Income (Loss)	Taxable Income (Loss)	$ Difference
	(in thousands)
2014	(22,224)	28,047	50,271
2015	3,921	7,843	3,922
2016	(10,586)	(1,382)	9,204

The Company further anticipates that its taxable income will be higher than pre-tax income in the next three fiscal years due to [***]; the increase in reserves due to store growth for book purposes that are deferred for tax purposes; the requirement to capitalize additional costs to inventory that are deferred for tax purposes; and the deferral of stock compensation costs for tax purposes.  These unfavorable differences are partially offset by more rapid depreciation for tax purposes than for book purposes.

The Company’s net deferred tax assets are not related to operating loss carryforwards and are not subject to expiration, with the exception of deferred taxes related to certain state net operating loss carryforwards, which were fully reserved as of January 30, 2016.

For further detail regarding the Company’s forecast of pre-tax income for the next three fiscal years and the anticipated realization of the Company’s net deferred tax benefit (charge) in each of the next three fiscal years, please refer to Appendix B to this letter.

e.               With regard to your projections of future taxable income, summarize for us the key inputs and assumptions you relied on to develop your forecasts and provide specific evidence which supports these inputs and assumptions.

As described in response to clause (d) above, the Company currently anticipates its taxable income will continue to exceed pre-tax income in the next three fiscal years.  The key inputs and assumptions that the Company relies on with respect to its determination of taxable income include [***]; the increase in reserves due to store growth for book purposes that are deferred for tax purposes; the requirement to capitalize additional costs to inventory that are deferred for tax purposes; and the deferral of stock compensation costs for tax purposes; all of which are partially offset by more rapid depreciation for tax purposes than for book purposes.

The key inputs and assumptions that the Company relies on to develop its forecasts of pre-tax income are projected net sales growth, projected gross profit, projected store and corporate selling, general and administrative expenses and projected interest expense, each of which is discussed below.

Net sales growth.  The Company projects net sales growth for comparable stores, non-comparable stores, new stores and closures, as follows:

For comparable stores, the Company’s internal forecasts rely on factors such as industry trends and historical results. The Company competes in the large, growing and highly fragmented home furnishings and décor industry. According to industry sources, the home décor industry had total sales of approximately $180.0 billion in 2014, has grown at

Securities and Exchange Commission

May 16, 2016

a rate of 3.0% per year over the past five years, and is forecasted to grow at a rate of approximately 3.0% over the next four years. Management believes the growth assumptions it utilizes are reasonable in light of industry projections and the Company’s own historical performance, which has exceeded 3.0% for the last two fiscal years.

Non-comparable stores’ results are forecast based on each store’s actual performance for the time that it has been open. In calculating this estimate, the Company excludes results from the first twelve weeks of operations because new stores typically see significant unusual sales performance during this short duration of time immediately following its opening.

The Company estimates sales for new stores using a combination of estimates from our third party analytics firm, Buxton, and management’s assessment of each store. The combination of estimates from these sources has generated forecast assumptions that correlate significantly with actual results over the past 3 fiscal years.

Closed stores are the population of stores that management expects to relocate to another location or close. In each year, the Company has assumed a range of one to two store relocations or closures in its forecast.  The Company forecasts net sales for those closed stores based on their current run rate for the portion of the year during which they are expected to remain open. The forecast does not include the impact of liquidation of inventory at closure, which has generally resulted in a positive impact to net sales.

Gross Profit.  The Company prepares gross profit forecasts by deducting from projected product profit (which the Company measures as net sales less cost of product) certain other expenses within cost of goods sold, such as inventory shrink and damages, costs associated with the Company’s distribution center, store occupancy costs and store depreciation expense, as follows:

Inventory shrink and damages are estimated as a percentage of net sales based on historical trends.  Estimates of inventory shrink and damages also incorporate expected inflation and the impact of other initiatives designed to reduce these expenses.

Costs associated with the Company’s distribution center are primarily comprised of occupancy costs and labor costs. Occupancy costs are projected based on existing lease agreements and labor cost is a variable expense that trends with store and sales volumes.

Store occupancy costs for existing stores are based on actual historical costs, with projected increases based on expected inflation and contractual rent increases per our lease agreements.  Store occupancy costs also include estimates for property/real estate taxes, insurance premiums, and utilities. For new stores, the Company assumes rent expense based on its historical experience of average per square foot rental rates for leased stores.

Securities and Exchange Commission

May 16, 2016

Store depreciation expense is estimated using projections from the Company’s books and records, which project depreciation through the end of the useful life of each existing asset. For new stores, depreciation is estimated based on the expected capital expenditures for each location depreciated over the appropriate useful life.

Store selling, general and administrative costs.  Forecasts of these costs are primarily comprised of estimates for administrative costs, such as credit card fees and telephone expense; labor costs; and advertising expenses. Administrative and labor costs are variable costs that are estimated as a percentage of net sales and are forecasted to increase consistent with growth in net sales. Advertising expenses are estimated as a percentage of net sales based on management’s plans for advertising initiatives to support net sales growth.

Corporate selling, general and administrative costs.  Forecasts of these costs are primarily comprised of estimates for labor costs, consulting costs and stock-based compensation expense.  To support these projections, robust discussions are held by senior management with each department to understand the strategic initiatives and business activities that will drive costs in both the upcoming year and in future years.  These discussions center on the resources that will be used to drive each project and whether those resources will be internal, requiring additional headcount, or whether they will be outsourced and thus drive additional consulting expense. The baseline for labor costs is based on the current organizational structure with management forecasting the salary, payroll taxes, bonus, and benefits costs associated with each individual position.  Current third-party service costs (for example, accounting fees, audit fees and fees of real estate and other consultants) serve as the baseline for projected consulting costs, with additional expenses added in future years to support future projects.

Interest expense. Forecasts for interest expense are developed based on outstanding long-term debt balances and expected revolving line of credit balances.  For both categories of debt, the interest rate applied is calculated at a defined premium above the stated LIBOR rate, as specified in the relevant credit facility documentation.  Using the LIBOR curve to estimate the rate, the appropriate rate is applied to the expected balance by month to derive the forecast.  Outstanding balances for long-term debt instruments such as term loan borrowings are fixed and determinable, whereas the Company’s revolving line of credit balance varies from month to month driven primarily by timing of inventory purchases and capital expenditures. In estimating inventory seasonality and capital expenditure needs, we rely on historical information about seasonal demand and anticipated timing of new store openings to forecast our future revolving line of credit balances.

Should you have any questions or comments, please feel free to call me at (212) 859-8468.

Sincerely,

/s/ Andrew B. Barkan

Andrew B. Barkan

Securities and Exchange Commission

May 16, 2016

cc:                                Lewis L. Bird III (At Home Group Inc.)

Marc D. Jaffe (Latham & Watkins LLP)

Ian D. Schuman (Latham & Watkins LLP)

Daniel Porco (Securities and Exchange Commission)

Robert Babula (Securities and Exchange Commission)

Jennifer Thompson (Securities and Exchange Commission)

Appendix A

	Forecast		Actual		$ Difference	% Difference
	(in millions)
Fiscal Year 2014
Net Sales	$ [***]		$404.0		$ [***]	[***]	%
EBITDA	[***]	(1)	69.6	(1)	[***]	[***]	%

Fiscal Year 2015
Net Sales	$ [***]		$497.7		$ [***]	[***]	%
EBITDA	[***]		69.6		[***]	[***]	%

Fiscal Year 2016
Net Sales	$ [***]		$622.2		$ [***]	[***]	%
EBITDA	[***]		90.9		[***]	[***]	%

(1)                                 Adjusted to exclude the $37.5 million tradename impairment recognized during the fiscal year 2014.

Appendix B

Fiscal Year Forecast
	2017			2018			2019
(in millions, except % growth)

Net Sales	$	[***]		$	[***]		$	[***]
% Net Sales Growth	[***]		%	[***]		%	[***]		%
% Comp Sales Growth	[***]		%	[***]		%	[***]		%

Operating Income(1)	$	[***]		$	[***]		$	[***]
Pre-tax Income(1)	$	[***]		$	[***]		$	[***]

(1)                                 Does not give effect to the anticipated extinguishment of the second lien term loan facility using proceeds of the Company’s initial public offering.

Fiscal Year	Projected Net Deferred Tax Benefit (Charge)
(in millions)
2017(1)	$ [***]
2018	[***]
2019	[***]

(1)                                 [***]